UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark one)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to __________________.

Commission file number 0-20766

HCC INSURANCE HOLDINGS, INC. 401(k) PLAN

HCC INSURANCE HOLDINGS, INC.

(Name of Issuer of the securities held pursuant to the Plan)

13403 Northwest Freeway
Houston, Texas 77040
(Address of principal executive office)

(713) 690-7300
(Registrant’s telephone number, including area code)

REQUIRED INFORMATION
EXHIBITS
SIGNATURES
Consent of PricewaterhouseCoopers LLP
Consent of Ham, Langston & Brenzina, L.L.P.
401(k) Plan Financial Statements & Schedules

REQUIRED INFORMATION

1.	Audited Statement of Net Assets Available for Benefits as of December 31, 2003 and 2002. Incorporated by reference to the HCC Insurance Holdings, Inc. 401(k) Plan Financial Statements and Supplemental Schedules attached hereto as Exhibit 99.1.

2.	Audited Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2003 and 2002. Incorporated by reference to the HCC Insurance Holdings, Inc. 401 (k) Plan Financial Statements and Supplemental Schedules attached hereto as Exhibit 99.1.

3.	Notes to Financial Statements. Incorporated by reference to the HCC Insurance Holdings, Inc. 401(k) Plan Financial Statements and Supplemental Schedules attached hereto as Exhibit 99.1.

4.	Schedule I — Schedule of Assets (held at end of year) as of December 31, 2003. Incorporated by reference to the HCC Insurance Holdings, Inc. 401(k) Plan Financial Statements and Supplemental Schedules attached hereto as Exhibit 99.1.

EXHIBITS

Exhibit	Description
23.1	Consent of PricewaterhouseCoopers LLP

23.2	Consent of Ham, Langston & Brezina, L.L.P.

99.1	HCC Insurance Holdings, Inc. 401(k) Plan Financial Statements and Supplemental Schedules

 SIGNATURES

The Plan	Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the HCC Insurance Holdings, Inc. 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Houston, State of Texas, on the 28th day of June, 2004.

HCC INSURANCE HOLDINGS, INC. 401(k) PLAN
By:	HCC Insurance Holdings, Inc., Administrator

By:	/s/ Christopher L. Martin
	Name:	Christopher L. Martin
	Title:	Executive Vice President

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of PricewaterhouseCoopers LLP

23.2	Consent of Ham, Langston & Brezina, L.L.P.

99.1	HCC Insurance Holdings, Inc. 401(k) Plan Financial Statements and Supplemental Schedules